UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission File Number: 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China, 361008

+86-592-3386666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

	By:	/s/ Jing An
	Name:	Jing An
	Title:	Chief Financial Officer

Date: April 8, 2024

EXHIBIT INDEX

Exhibit	Description

99.1	Press release entitled “Luckin Coffee Files Audited Financial Statements for Fiscal Year 2023”